

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, 2009

David R. Bethune
Chairman and Chief Executive Officer
Zila, Inc.
16430 North Scottsdale Road, Suite 450
Scottsdale, AZ 85254-1770

> **Re: Zila, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 2, 2009**
> **File No. 000-17521**

Dear Mr. Bethune:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note the additional definitive proxy soliciting materials you have filed on July 13, July 16 and July 29, 2009. Please revise your preliminary proxy statement to reflect the amendment to the merger agreement, entry into the Forbearance Agreement with TOLMAR, your pending litigation with Intelident and all other material developments that have transpired since the filing of your July 2, 2009 preliminary proxy statement.

2.   With respect to the Intelident litigation, please update your preliminary proxy statement to disclose the nature of this litigation, the principal allegations,

requested relief and procedural posture of the suit. Please clearly disclose whether the Intelident lawsuit must be resolved prior to consummation of the merger. In this regard, we note your disclosure on page 35 relating to closing conditions and Sections 2 and 3 of the July 28, 2009 amendment to the merger agreement. To the extent that the Intelident litigation presents a material risk that you will not be able to consummate the transaction, or consummate it in the timeframe described on page 17, please disclose.

3. Please provide us copies of all court filings made by you and other parties to the Intelident suit as well as any dispositions made by the court. We may have further comments after we have reviewed such documents.

Opinion of ZILA's Financial Advisor, page 4

4. Please update your disclosure here and any related disclosure throughout your proxy statement given the revised per share consideration.

What vote is required for ZILA's stockholders to approve the proposal?, page 10

5. Please revise to disclose the nature of the Transaction Support Agreements and when you expect to finalize those agreements. Please include any such finalized agreements as annexes to your proxy statement.

6. Please revise to disclose the vote required for approval of the TOLMAR merger transaction after taking into account the percentage of outstanding shares entitled to vote held by directors and executive officers, TOLMAR, and security holders who are contractually obligated to vote in favor of the transaction.

Background of the Merger, page 17

7. Please revise the background section to include all material developments that have occurred since the filing of the preliminary proxy statement. In particular, please address:

   - the negotiations that resulted in the July 28, 2009 merger amendment and forbearance agreement, including whether you or TOLMAR initiated these discussions;
   - whether you have received any indications from Intelident that they plan to modify, or do not plan to modify, their outstanding bid; and
   - the court proceedings in Delaware and any developments related to those proceedings.

8.   Please revise your disclosure, as applicable, to disclose the dates and nature of contacts between you and the former holders of the Senior Secured Notes. We note from your latest press release that Zila was not involved in the decision by TOLMAR to acquire the Senior Secured Notes. Please make this disclosure in your proxy statement and clarify whether you took any actions to facilitate that transaction.

9.   We note your disclosure on page 20 that the noteholders executed the Senior Note Purchase Agreement on May 11, 2009. Please reconcile this date with your disclosure on page 22 which indicates that this agreement was signed on May 6, 2009. Please also disclose when you were provided a copy of the Senior Note Purchase Agreement.

10.   We note your disclosure on page 19 that the board resolved on April 6 and 7, 2009 that Dr. Garrett should not be involved in any way with the Board's consideration or negotiation of any strategic transactions. Please describe as applicable, whether Dr. Garrett engaged in any consultation or negotiation of strategic transactions, particularly with respect to TOLMAR, prior to the board's April 6 and 7 determinations, and the extent of such consultations or negotiations, if any.

11.   Please disclose whether the board considered the June 8, 2009 revised letter of intent from the "Other Financial Buyer" and whether the "Other Financial Buyer" indicated to you why it withdrew its offer from consideration on June 17, 2009.

Recommendation of ZILA's Board of Directors, page 24

12.   Please disclose here, or in an applicable section of the proxy statement, the basis for the board's determination that Intelident's July 7, 2009 offer of $.42 per share was not a "Superior Proposal," as defined in the amended merger agreement, to your then-existing merger agreement with TOLMAR which provided for $.38 per share of common stock. As applicable, please disclose the specific provision(s) of the merger agreement that the board relied upon in making this determination.

Senior Note Purchase Agreement, page 34

13.   Please revise your description of the senior secured notes, as applicable, to clearly disclose:

- the maturity date of the notes;
- the amount of accrued and unpaid interest on the notes;
- the convertible nature of the notes, including the number of shares underlying the notes;

- the identity of the former senior secured noteholders (prior to the July 28, 2009 sale), including any affiliation between you, such noteholders and TOLMAR or any of its affiliates;
- the beneficial ownership holdings of the former noteholders; and
- the material terms of the July 28 sale of the notes to TOLMAR, including, as applicable, whether the former noteholders are contractually obligated to vote their shareholdings in favor of merger with TOLMAR.

14. Please disclose how the signing of the Senior Note Purchase Agreement on May 6, 2009 between TOLMAR and the former noteholders impacts the ability of third-parties to acquire you. Please disclose whether other bidders were provided copies of the Senior Note Purchase Agreement or otherwise apprised of the terms of the agreement and its effect on successfully negotiating a deal to acquire you.

15. Please disclose what impact the July 28, 2009 sale of the Senior Secured Notes has on the ability of a third-party bidder to make a "Superior Proposal" in the future. In this regard, please disclose the terms of the Forbearance Agreement and address the likely financial impact that would result from termination of the TOLMAR merger agreement.

16. Please provide us with a copy of the Senior Note Purchase Agreement and any amendments thereto.

Conditions to the Merger, page 42

17. Please disclose any significant third party consents required pursuant to the terms of the merger agreement.

Certain Beneficial Owners, page 47

18. Please revise footnote (2) to disclose the natural person(s) with voting power and dispositive control over the shares owned by MicroCapital LLC.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

David R. Bethune
Zila, Inc.
July 29, 2009
Page 5

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Michael M. Donahey, Esq.
       Snell & Wilmer LLP
       (via facsimile)